Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press release dated March 9, 2009

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: March 9, 2009

3

Exhibit 99.1

Acorn Reports Fourth Quarter and Full Year

Financial Results for 2008

(Shanghai, China; 9 March 2009) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its fourth quarter and full year financial results for the period ended December 31, 2008.

Highlights for Fourth Quarter 2008:

•	Net revenues were $61.7 million, an increase of 7.1% compared to $57.6 million in the fourth quarter 2007.

•	Gross margin was 43.9%, compared to 53.2% in the same period of 2007.

•

Loss from operations was $11.1 million, compared to a loss of $2.6 million in the fourth quarter 2007. Excluding share-based compensation expenses (non-GAAP), loss from operations was $11.4 million, compared to a loss of $1.1 million in the fourth quarter 2007.

•

Net loss was $9.4 million (including investment gain of $0.3 million), compared to net income of $0.7 million (including investment gain of $3.8 million) in the fourth quarter 2007. Excluding share-based compensation expenses (non-GAAP), net loss was $9.7 million, compared to net income of $2.3 million in the same period of 2007.

•

Diluted loss per ordinary share and diluted loss per ADS were $0.11 and $0.33, respectively. Excluding share-based compensation expenses (non-GAAP), diluted loss per ordinary share and diluted loss per ADS were $0.11 and $0.34, respectively.

•

In the fourth quarter 2008, the Company had a net negative $0.3 million share-based compensation expenses as a result of the adjustments for the forfeited share options and share appreciation rights, compared to a $1.6 million share-based compensation expenses in the fourth quarter 2007.

Highlights for Full Year 2008:

•	Net revenues were $250.7 million, a decrease of 4.4% compared to $262.1 million for full year 2007.

•	Gross margin was 51.7%, compared to 52.7% for full year 2007.

•

Loss from operations was $21.1 million, compared to income from operations of $7.9 million for full year 2007. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), loss from operations was $9.2 million, compared to income from operations of $14.4 million for full year 2007.

•

Impairment losses for the full year 2008 totaled $12.0 million. Of this total, $8.7 million consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill. The remaining $3.3 million reflects an other-than-temporary impairment of investment on one of two available-for-sale securities. The original cost of Acorn’s investment on these two available-for-sale securities was $10.0 million each.

•

Net loss was $25.6 million (including investment loss of $1.9 million), compared to net income of $18.7 million (including investment gain of $11.6 million) for full year 2007. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), net loss was $13.6 million, compared to net income of $25.2 million for full year 2007.

•

Diluted loss per ordinary share and diluted loss per ADS were $0.29 and $0.88, respectively. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), diluted loss per ordinary share and diluted loss per ADS were $0.16 and $0.47, respectively.

•	Share-based compensation expenses were $3.3 million, compared to $6.5 million for full year 2007.

“2008 was a turbulent year. With the snow storm in the beginning of the year, the Wenchuan Earthquake in May and the worsening of the global financial crisis, our business came under tremendous pressure during the twelve-month period. Furthermore, the combined effects of the intensifying industry competition resulted in our first net loss since Acorn’s founding nearly ten years ago,” said Mr. James Hu, Chairman and CEO of Acorn. “With challenges come experiences gained. Going forward, we will return to our historic emphasis on growing our proprietary branded products such as Ozing and Babaka while developing joint sales and marketing services arrangements as sources of complementary revenue streams. Furthermore, we will continue to seek ways to monetize our large customer database through efforts in customer data-mining. Finally, we will seek to maximize media efficiency by adopting a more flexible media buying plan and a more targeted airtime allocation scheme with channels that offer higher media returns. Though the economic environment remains uncertain, we believe the future of our business is promising with the plan we have laid out ahead.”

Business Highlights for the Fourth Quarter 2008:

•

During the fourth quarter 2008, the Company’s third-party bank channel sales continued to expand in scale by adding additional four partners. At the end of December 2008, the Company had a total of 12 banking partners, generating sales of $66,000 per day compared to $64,000 per day in the previous quarter. We believe the third-party bank channel sales represent an important area of business development and growth for the Company in the future quarters.

•

Mobile handsets sales performed well on the Company’s direct sales platform in the fourth quarter. This improvement continues to be driven largely by the success of the Company’s low-price and low-cost strategy. Sales from mobile handsets reached $20.4 million in the fourth quarter 2008 compared to $13.5 million in the fourth quarter 2007, a 50.5% increase.

•

Ozing electronic learning products also performed well, benefiting from sales of the low-price and low-cost product series and in part from the success of the Company’s strategy to consolidate Ozing and Meijin’s distribution channels. Sales from Ozing electronic learning products reached $9.6 million in the fourth quarter 2008 compared to $5.0 million from the same period last year.

•

Benefiting from the same consolidated distribution channels with Ozing, sales of Meijin electronic dictionaries also improved significantly as their sales reached $3.2 million in the fourth quarter 2008 from $1.6 million from the same period last year, representing a 100.0% year over year increase.

Financial Results Highlights for the Fourth Quarter 2008:

For the fourth quarter 2008, total net revenues increased 7.1% to $61.7 million from $57.6 million in the fourth quarter 2007.

Direct sales net revenues reached $47.7 million, up 12.6% from $42.3 million in the fourth quarter 2007. Strong sales growth in mobile handsets and Ozing electronic learning products contributed significantly to the year-over-year increase in the direct sales net revenues for the quarter, offsetting the year-over-year decline in the sales of collectibles following the 2008 Beijing Olympics and a reduced consumer demand for products with higher average selling prices due to the current economic slowdown.

Distribution net revenues were $14.0 million, down 8.2% from $15.2 million in the fourth quarter 2007, primarily because of a $1.8 million decline in the sales of CPS stock tracking software from the negative effect of the stock market and a $1.4 million decline in sales of Babaka posture correction products from the discontinuation of certain product lines more than offsetting the $1.6 million increase in Meijin electronic dictionaries in the quarter.

The table below summarizes the gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended December 31, 2008
(in US dollars)
Direct sales
Mobile handsets	20,394,726
Electronic learning product (Ozing)	5,254,391
Posture correction product (Babaka)	4,751,070

Distribution sales
Electronic learning product (Ozing)	4,379,562
Electronic dictionary (Meijin)	3,180,299
Stock tracking software (CPS)	2,284,770

Total direct and distribution sales
Mobile handsets	20,434,560
Electronic learning product (Ozing)	9,633,953
Posture correction product (Babaka)	6,450,391

Cost of sales in the fourth quarter 2008 was $34.6 million, an increase of 28.4% from $26.9 million in the fourth quarter 2007. The increase in cost of sales was primarily driven by increased sales of lower margin products, such as mobile handsets.

Gross profit in the fourth quarter 2008 was $27.1 million, down 11.6% compared to $30.6 million in the fourth quarter 2007. Gross margin was 43.9% in the fourth quarter 2008, down from 53.2% in the fourth quarter 2007.

Gross profit from direct sales for the fourth quarter 2008 decreased 1.9% to $21.4 million from $21.8 million in the same period last year. Gross margin for direct sales for the fourth quarter 2008 was 44.9%, compared to 51.5% in the fourth quarter 2007. The decline in gross margin was largely due to a shift in product mix to include more lower margin products as well as a decline in gross margins of our Babaka posture correction and cosmetic products.

Gross profit from distribution sales in the fourth quarter 2008 was $5.7 million, a decrease of 35.5% from $8.8 million in the fourth quarter 2007. Gross margin for distribution sales for the fourth quarter 2008 was 40.8%, down from 58.0% in the same period last year. The decrease in gross margin was largely due to the margin compression of our Ozing electronic learning products as part of the Company’s low price strategy to stimulate sales.

Advertising expenses were $19.2 million for the fourth quarter 2008 compared to $19.7 million in the fourth quarter 2007. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.41 in the fourth quarter 2008, a decrease compared to 1.55 in the fourth quarter 2007 and 2.16 in the third quarter 2008. The decline in the gross profit over advertising expenses ratio for the fourth quarter 2008 was primarily due to the decline in gross profit for the period.

Other selling and marketing expenses increased 35.9% to $11.7 million from $8.6 million in the fourth quarter 2007. The increase was mainly due to increased business development and promotion expenses to the distributors and a higher delivery and packaging costs.

General and administrative expenses were $9.4 million in the fourth quarter 2008, a 32.5% increase from $7.1 million in the fourth quarter 2007. The increase was primarily due to the increase in bad debt provisions in respect to the shared advertising expenses receivable from one of the Company’s joint sales partners.

Other operating income, net, was $2.1 million for the fourth quarter 2008, down 5.3% from $2.2 million in the fourth quarter 2007. Other operating income, net, included $1.9 million and $2.1 million in government subsidies for the fourth quarter 2008 and 2007, respectively.

Loss from operations for the fourth quarter 2008 was $11.1 million, compared to a $2.6 million loss in the fourth quarter 2007.

In the fourth quarter 2008, the Company had a net negative $0.3 million share-based compensation expenses as a result of the adjustments for the forfeited share options and share appreciation rights, compared to $1.6 million share-based compensation expenses for the fourth quarter 2007.

Excluding share-based compensation expenses (non-GAAP), operating loss for the fourth quarter 2008 was $11.4 million, compared to a $1.1 million loss in the same period of 2007.

Net loss for the fourth quarter 2008 was $9.4 million (including a $0.3 million investment gain), compared to a net income of $0.7 million (including a $3.8 million investment gain) in the fourth quarter 2007. Diluted loss per ordinary share was $0.11 for the fourth quarter 2008. Excluding share-based compensation expenses (non-GAAP), diluted loss per ordinary share was $0.11 for the fourth quarter 2008.

Acorn’s cash and cash equivalents totaled $147.6 million at the end of the fourth quarter 2008, a decrease of $9.5 million from that at the end of the third quarter 2008.

Other Updates:

In December 2008, Acorn’s Board of Directors approved the extension, until May 31, 2009, of its share repurchase program. The share repurchase program, which expired in September 2008, originally allowed for the repurchase of up to $30 million of Acorn’s ADSs. During the fourth quarter of 2008, the Company had repurchased a total of 0.2 million of its ADSs at a combined cost of approximately $0.7 million, with a balance of approximately $6.8 million available for further repurchases under the repurchase plan. The repurchase program is expected to continue to May 2009 unless further extended or shortened by the Board of Directors.

On December 24, 2008, Acorn completed its acquisition of Yiyang Yukang Communication Equipment Co. Limited (“Yiyang Yukang”), a domestic communication equipment producer and distributor in China. At closing, Acorn paid the previous shareholders of Yiyang Yukang consideration of $6.7 million in cash and 2,564,103 of its ordinary shares (“Ordinary Shares”). In addition Acorn may pay in three potential earn-out payments additional considerations totaling 3,846,153 Acorn’s Ordinary Shares and US$32.1 million in cash, or 5,128,203 Acorn’s Ordinary Shares and US$28.1 million in cash, contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each of the earn-out payments.

In January 2009, the Company moved its Shanghai corporate office to the following location: 18/F, 20th Building, No. 487 Tianlin Road, Shanghai, 200233. The Company’s main telephone number remained the same.

Fiscal Year 2008 Financial Results:

Total net revenues for 2008 were $250.7 million, down 4.4% from $262.1 million in 2007.

Direct sales net revenues in 2008 were $171.6 million, down 6.9% from $184.3 million in 2007. The decrease was mainly due to a $48.5 million decline in mobile handset business as a result of reduced average selling prices and volume of mobile handsets, more than offsetting the growth in the Company’s cosmetics, Babaka posture correction and eRoda GPS product lines.

Distribution net revenues in 2008 reached $79.0 million, up 1.6% from $77.8 million in 2007, primarily because of improvements in the Meijin electronic dictionary and Babaka posture correction businesses, despite a decline in the Ozing electronic learning products.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Full Year Ended December 31, 2008 (in US dollars)
Direct sales
Mobile handsets	56,202,027
Cosmetics	23,399,046
Posture correction product (Babaka)	19,224,514

Distribution sales
Electronic learning product (Ozing)	35,727,214
Electronic dictionary (Meijin)	13,897,369
Stock tracking software (CPS)	12,009,245

Total direct and distribution sales
Mobile handsets	56,262,252
Electronic learning product (Ozing)	46,938,706
Posture correction product (Babaka)	28,598,035

Cost of sales for 2008 was $121.1 million, a decrease of 2.2% from $123.9 million for 2007. The decrease in cost of sales was primarily driven by lower sales of mobile handset products which in general have higher product costs.

Gross profit for 2008 was $129.5 million, a decrease of 6.3% compared to $138.2 million for 2007. Gross margin was 51.7% for 2008, down from 52.7% for 2007.

Gross profit from direct sales for 2008 decreased 10.4% to $88.2 million from $98.4 million for 2007. Gross margin for direct sales for 2008 was 51.4%, a decrease from 53.4% for 2007. The decline in gross margin was largely due to a decline in gross margin of our mobile handsets due to the Company’s strategy to stimulate sales through offering of handset units with lower average selling prices.

Gross profit from distribution sales for 2008 was $41.3 million, up 3.8% from $39.8 million for 2007. Gross margin for distribution sales for 2008 was 52.3%, up from 51.2% for 2007. The increase in gross margin was in part due to the Company’s decision in the fourth quarter 2007 to terminate its prior distribution incentive plan, which offered distributors higher discounts as well as slight improvement in gross margins of the Company’s Ozing electronic learning products and Meijin electronic dictionary in 2008.

Advertising expenses were $74.4 million for 2008 compared to $76.0 million for 2007. The lower advertising expenses were mainly due to the increase in direct sales advertising costs shared by joint sales partners and a decrease in advertising activities during the Beijing Olympics. Gross profit over advertising expenses was 1.74 for 2008, down from 1.82 in 2007.

Other selling and marketing expenses increased 33.3% to $42.2 million for 2008 from $31.7 million for 2007. The increase was mainly due to the increased business development and promotion expenses paid to distributors (following termination of the Company’s prior distribution incentive plan in the fourth quarter 2007) and higher delivery and packaging costs associated with the Beijing Olympics and increase in the mailing of catalogs associated with third-party bank channel sales.

General and administrative expenses were $31.7 million for 2008, which is an 11.3% increased from $28.5 million for 2007 and primarily reflects the increase in research and development expenses, depreciation and amortization expenses of fixed assets and intangible assets, consulting fees and bad debt provisions.

Intangible assets impairment loss and goodwill impairment loss totaled $8.7 million for 2008.

Other operating income, net, was $6.3 million for 2008, up 8.6% from $5.8 million for 2007. Other operating income, net, included $4.8 million and $4.4 million in government subsidies that we received for 2008 and 2007, respectively.

Operating loss for 2008 was $21.1 million (including $8.7 million impairment losses on goodwill and intangible assets), compared to operating income of $7.9 million for 2007.

Share-based compensation expenses for 2008 were $3.3 million, compared to $6.5 million for 2007.

Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), operating loss for 2008 was $9.2 million, compared to operating income of $14.4 million for 2007.

Net loss for 2008 was $25.6 million (including $1.9 million investment loss and $8.7 million impairment losses on goodwill and intangible assets), compared to a net profit of $18.7 million (including $11.6 million investment gain) for 2007. Net loss excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP) for 2008 was $13.6 million, compared to net income of $25.2 million for 2007. Diluted loss per ordinary share for 2008 was $0.29. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), diluted loss per ordinary share was $0.16 for 2008.

Full Year 2009 Business Outlook:

“2008 afforded us with an important opportunity to re-examine our various business lines and retool our strategies to better compete in the market,” said Mr. James Hu, Chairman and CEO of Acorn International. “Through changes we have implemented beginning in the second half of last year, we have begun to see a recovery in two of our important business lines, namely mobile handsets and Ozing in the fourth quarter 2008. We expect continued strong recovery in our business with our renewed focus on building proprietary branded products and expanding efforts in customer data-mining going forward.”

In light of the current business outlook, Acorn expects to generate net revenues in 2009 in the range of $310 million to $350 million. Acorn expects net income in 2009, excluding share-based compensation expenses and investment income, to be between $12 million and $14 million.

For the first quarter 2009, we expect significant growth in operating and net profit on sequential and year on year basis.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will host an earnings announcement conference call at 8:00 am Eastern Time on March 9, 2008 (8:00 pm Beijing Time) to discuss its fourth quarter and full year 2008 financial results.

You may access the live interactive call via:

+1 866 549 1292 (U.S. Toll Free)

+800 701 1223 (China Toll Free)

+852 3005 2050 (International)

Passcode: ATV

Please dial-in 10-15 minutes in advance to facilitate an on-time start. A replay will be available for approximately two weeks after the call and may be accessed via:

+852 3005 2020 (International)

Passcode: 136511#

A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported the fourth quarter and full year 2007 and 2008 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses and goodwill and intangible asset impairment losses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2007 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended December 31,		Years Ended December 31,
	2007	2008	2007	2008
GAAP net revenues	57,560,450	61,656,820	262,096,672	250,651,530
GAAP income (loss) from operations	(2,603,631)	(11,127,145)	7,871,017	(21,124,744)
GAAP operating margin	(4.5)%	(18.0)%	3.0%	(8.4)%
Share-based compensation expenses	1,551,698	(273,173)	6,519,078	3,289,232
Goodwill and intangible asset impairment losses	—	—	—	8,667,961
Non-GAAP income (loss) from operations	(1,051,933)	(11,400,318)	14,390,095	(9,167,551)
Non-GAAP operating margin	(1.8)%	(18.5)%	5.5%	(3.7)%

GAAP net income (loss)	745,402	(9,408,384)	18,651,906	(25,591,369)
GAAP income (loss) per ordinary share – basic	0.01	(0.11)	0.20	(0.29)
GAAP income (loss) per ordinary share – diluted	0.01	(0.11)	0.19	(0.29)
Share-based compensation expenses	1,551,698	(273,173)	6,519,078	3,289,232
Goodwill and intangible asset impairment losses	—	—	—	8,667,961
Non-GAAP net income (loss)	2,297,100	(9,681,557)	25,170,984	(13,634,176)
Non-GAAP income (loss) per ordinary share – basic	0.02	(0.11)	0.28	(0.16)
Non-GAAP income (loss) per ordinary share – diluted	0.02	(0.11)	0.26	(0.16)

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2009; expectations regarding Acorn’s ability to develop new proprietary brands, effectively monetize its large customer database, maximize its media efficiency and execute against its plans and revised strategy; continued success of Acorn’s strategy for selling low-price and low-cost mobile handsets and Ozing electronic learning products; continued benefits from the consolidation of Acorn’s distribution channels; and growth prospects of its third-party bank channel sales business and the Babaka posture correction products. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels and integrate the Yiyang Yukang acquisition, our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network (including Yiyang Yukang’s network); potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2007 annual report on Form 20-F filed with Securities and Exchange Commission on May 30, 2008. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2007. Our actual results of operations for the fourth quarter of 2008 and the full year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended December 31,		Years Ended December 31,
	2007	2008	2007	2008
Revenues:
Direct sales, net	42,316,015	47,666,534	184,291,903	171,618,902
Distribution sales, net	15,244,435	13,990,286	77,804,769	79,032,628

Total revenues, net	57,560,450	61,656,820	262,096,672	250,651,530

Cost of revenues:
Direct sales	20,522,398	26,277,833	85,894,931	83,414,125
Distribution sales	6,396,203	8,282,238	38,004,165	37,714,446

Total cost of revenues	26,918,601	34,560,071	123,899,096	121,128,571

Gross profit	30,641,849	27,096,749	138,197,576	129,522,959

Operating income (expenses):
Advertising expenses	(19,729,045)	(19,199,115)	(75,980,630)	(74,371,352)
Other selling and marketing expenses	(8,639,049)	(11,736,688)	(31,673,029)	(42,215,897)
General and administrative expenses	(7,060,131)	(9,356,152)	(28,455,472)	(31,673,865)
Impairment of goodwill and intangible assets	—	—	—	(8,667,961)
Other operating income, net	2,182,745	2,068,061	5,782,572	6,281,372

Total operating income (expenses)	(33,245,480)	(38,223,894)	(130,326,559)	(150,647,703)

Income (Loss) from operations	(2,603,631)	(11,127,145)	7,871,017	(21,124,744)

Other income (expenses):
Interest expenses	—	—	(320)	—
Other income (expenses), net	5,060,181	794,598	16,513,639	(69,292)

Total other income (expenses)	5,060,181	794,598	16,513,319	(69,292)

Income (Loss) before income taxes and minority interest	2,456,550	(10,332,547)	24,384,336	(21,194,036)

Income tax expenses (benefits):
Current	119,607	(216,775)	1,453,133	1,148,900
Deferred	(1,940,517)	(875,597)	(2,783,136)	(380,698)

Total income tax expenses (benefits)	(1,820,910)	(1,092,372)	(1,330,003)	768,202

Net income (loss) after income taxes and before minority interest	4,277,460	(9,240,175)	25,714,339	(21,962,238)
Minority interest	(3,532,058)	(168,209)	(7,062,433)	(3,629,131)

Net income (loss)	745,402	(9,408,384)	18,651,906	(25,591,369)
Deemed dividend on Series A convertible redeemable preference shares	—	—	(53,800)	—

Income (Loss) attributable to holders of ordinary shares	745,402	(9,408,384)	18,598,106	(25,591,369)

Income (Loss) per ordinary share
- Basic	0.01	(0.11)	0.20	(0.29)

- Diluted	0.01	(0.11)	0.19	(0.29)

Income (Loss) per ADS
- Basic	0.02	(0.33)	0.61	(0.88)

- Diluted	0.02	(0.33)	0.57	(0.88)

Weighted average number of shares used in calculating income (loss) per ordinary share
- Basic	93,002,352	86,211,991	77,738,701	86,856,467

- Diluted	98,890,239	86,211,991	84,472,947	86,856,467

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2007	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	148,743,159	147,648,774
Restricted cash	674,260	1,425,102
Short-term investments	36,643,577	19,745,444
Accounts receivable, net	23,076,064	27,708,460
Notes receivable	1,592,295	150,607
Inventory	16,382,773	29,521,680
Prepaid advertising expenses	23,150,816	16,756,954
Other prepaid expenses and current assets, net	8,068,556	13,362,528
Deferred tax assets, net	2,946,855	3,355,151

Total current assets	261,278,355	259,674,700
Property and equipment, net	13,322,488	15,641,434
Acquired intangible assets, net	4,775,805	21,313,949
Long-term investments	—	5,275,000
Investment in affiliates	—	1,159,134
Goodwill	7,571,865	—
Other long-term assets	827,377	1,121,100

Total assets	287,775,890	304,185,317

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,171,725	20,734,493
Accrued expenses and other current liabilities	12,477,690	19,652,820
Notes payable	997,180	3,657,859
Income taxes payable	160,922	3,327,869
Deferred revenue	13,352,371	12,797,716

Total current liabilities	35,159,888	60,170,757
Deferred tax liability	—	3,581,569
Business combination liability	—	11,107,375

Total liabilities	35,159,888	74,859,701

Minority interest	9,241,277	13,564,340

Shareholders’ equity:
Ordinary shares	932,554	935,435
Additional paid-in capital	201,901,611	205,651,072
Retained earnings	39,682,699	9,737,468
Accumulated other comprehensive income	7,690,985	15,113,507
Treasury stock, at cost	-6,833,124	-15,676,206

Total shareholders’ equity	243,374,725	215,761,276

Total liabilities and shareholders’ equity	287,775,890	304,185,317

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1368

Email: hchik@prchina.com.hk